Exhibit 99.32

CHANGE OF STATUS REPORT

Section 11.2 of National Instrument 51-102

To:	Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
NEO Exchange Inc.

Pursuant to section 11.2 of National Instrument 51-102 ("NI 51-102"), Austpro Energy Corporation hereby advises that it has ceased to be a "venture issuer" as defined in NI 51-102 as a result of its securities being de-listed from the TSX Venture Exchange and listed on NEO Exchange Inc. effective August 19th, 2021.

DATED this 20th day of August, 2021.

AUSTPRO ENERGY CORPORATION

Per:	(Signed) “Scott Ackerman”
Name: Scott Ackerman
Title: Chief Executive Officer, Chief Financial Officer, President, Corporate Secretary and Director

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